Mail Stop 3561

April 1, 2009

Maxine Clark
Chairman of the Board and Chief Executive Bear
Build-A-Bear Workshop, Inc.
1954 Innerbelt Business Center Drive
St. Louis, Missouri 63114

       Re: **Build-A-Bear Workshop, Inc.**
              Form 10-K for the Fiscal Year Ended December 29, 2007
              Filed March 13, 2008
              Definitive Proxy Statement on Schedule 14A
              Filed April 8, 2008
              Form 10-Q for the Fiscal Quarter Ended September 27, 2008
              Filed November 6, 2008
              File No. 001-32320

Dear Ms. Clark:

We have completed our review of the above-referenced filings and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Meredith B. Cross
       WilmerHale LLP
       (202) 663-6363